Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

May 25, 2012

Ms. Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	CIS Acquisition Ltd. Registration Statement on Form F-1 Filed May 3, 2012 File No. 333-180224

Dear Ms. Nguyen:

On behalf of our client, CIS Acquisition Ltd., a British Virgin Islands corporation (the “Company”), we hereby provide responses to comments issued in a letter dated May 16, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (File No. 333-180224) (the “Registration Statement”) and addressed to Mr. Danilitskiy. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Amended F-1.

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Los Angeles   New York   Chicago   Nashville   Washington, DC   Beijing   www.loeb.com

A limited liability partnership including professional corporations

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 25, 2012 Page 2

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on the cover page of the prospectus and pages 2, 44, and 68 of the Amended F-1 to provide disclosure relating to the Company’s status as an emerging growth company.

Prospectus Summary, page 2

Management Expertise, page 2

2.	We note your responses to our prior comments 14 and 35. We note that you intend on identifying business opportunities in which your management team and board of directors have “first-hand experience.” Please revise the second paragraph under the “Management Expertise” subsection on page 2 to disclose the markets and industries that you will consider in your review of the middle market business opportunities. Please revise the Business section as applicable.

COMPANY RESPONSE: Since the Company believes that including information about the many potential industries in which management may seek to acquire a target business would not be useful to shareholders, the Company has revised the disclosure on pages 4 and 79 of the Amended F-1 to clarify that the Company will not limit its search to those markets or industries in which the Company’s management team and board of directors have first-hand experience.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 25, 2012 Page 3

Business Philosophy, page 3

3.	We note that while you “intend” on targeting your search for business opportunities in Russia and Eastern Europe, you are not limited to a particular region or industry. Please revise throughout to clarify such fact and disclose the circumstances where you would review business opportunities in other regions.

COMPANY RESPONSE: The Company will not limit its search for a target business in a particular region or industry; however, based on management’s prior experience and expertise, the Company intends to focus on seeking an acquisition transaction with a target business in Russia or Eastern Europe. Notwithstanding, the Company will seek to acquire a target business that represents the best value for shareholders, which may mean acquiring a target outside of the the Russia or Eastern European region. The disclosure on pages 3 and 79 has been revised to clarify this point.

Opportunities in Russia and Eastern Europe, page 4

4.	We note your response to our prior comment 15 and reissue in part. We note that the disclosure regarding the opportunities and projected growth in Russia and Eastern Europe is still unbalanced. Secondly, we believe that this disclosure duplicates much of the disclosure in the Business section on pages 79-80 and is not appropriate in the summary section. We further note that you are not limited to a particular region or industry. If you keep this subsection in the summary, please revise to remove the marketing disclosure that is unsubstantiated and highlight only the key points. In particular, revise the third paragraph to clarify that while you believe independence to the decision-making process will be fostered from the privatization program, actual changes may take years to materialize. Additionally, it appears that the comparison between the economies of Russia and the United States is unhelpful to investors because Russia has an emerging market economy. Please remove such comparisons. Lastly, we note the disclosure on page 5 that investing in Eastern Europe presents better value comparables because “potential acquirers over-estimate or are unwilling to bear the risks.” Please substantiate such statement or remove the disclosure. Alternatively, revise to remove the disclosure from the summary section. Where applicable, please revise pages 79-80 accordingly.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to remove the subsection entitled “Opportunities in Russia and Eastern Europe” from page 4 of the Amended F-1. Changes have also been made on pages 80-81 of the Amended F-1 to: (i) clarify the time it may take for effects of the privatization program to materialize, (ii) remove disclosure relating to U.S. and Europoean economic growth projections, and (iii) remove disclosure stating that certain investment opportunities offer better value comparables.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 25, 2012 Page 4

5.	Refer to the last sentence of the last paragraph under this section. Please explain what the phrase “the sustainable growth nature” means. We note that it is unclear that the growth in Russia and Eastern Europe can be sustained in the future at the same rates. Please revise or remove such disclosure.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to remove the the indicated disclosure from page 80 of the Amended F-1.

Effecting an Acquisition Transaction, page 6

6.	We note the disclosure in the two bullet points under this section which provides the mechanism for the redemptions via tender offer. However, you have not described the structures of the transactions that would result in redemptions via tender offer on page 7. Please revise. Also revise page 17 accordingly.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to add disclosure on pages 7 and 17 of the Amended F-1 to describe the circumstances under which the way the Company structures its acquisition transaction may determine whether it will redeem its shares via a pre-acquisition tender offer or post-acquisition tender offer.

Post-acquisition tender offer, page 7

7.	We note your response to our prior comment 20. Please disclose the differences between the Series A Shares and the Series C Shares and specify here that the conversion of a Series A Share into a Series C Share is on a one-for-one basis.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 6-7 and 16-17 of the Amended F-1 to clarify the difference between the Series A Shares and Series C shares and to specify that the conversion of Series A Shares to Series C Shares will be on a one-for-one basis.

8.	We note that the Series C Shares issuable upon conversion of the Series A Shares are not being offered and are not being registered in connection with this offering. Please tell us whether you intend on registering the Series C Shares at a later time and explain to us your basis for not registering the Series C Shares on this registration statement. Please also tell us why investors would convert Series A Shares into Series C Shares if the conversion is on a one-for-one basis and the Series C holders would be required to waive their redemption rights to a pro rata portion of the trust account.

COMPANY RESPONSE: The Company is not registering the Series C Shares issuable upon conversion of the Series A Shares at this time because the conversion of the Series A Shares to Series C Shares is contingent on the terms of the Company’s initial acquisition transaction and because the conversion would be at the option of holders of Series A Shares.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 25, 2012 Page 5

Question 103.03 of the Staff’s Compliance and Disclosure Interpretations on Securities Act Sections indicates that the offer of ordinary shares that may or may not be issued upon conversion of preferred stock depending on the terms of the preferred stock, and which terms are not determined at the time a shelf registration statement is filed, need not be registered on the shelf registration statement relating to the offering of the preferred stock. Similarly, the Company believes that the offer of Series C Shares that may or may not be issued upon conversion of Series A Shares depending on the terms of the Company’s initial acquisition transaction, and which terms are not determined at the time the Registration Statement is filed, need not be registered on the Registration Statement relating to the offering of the Series A Shares, because the convertability of the Series A Shares is contingent on future events that may or may not occur. The offer of Series C Shares upon conversion of the Series A Shares is analogous to the situation in Question 103.03 in that such conversion would need to be registered when the contingencies are realized (i.e. when the Series A Shares become convertible for Series C Shares), unless there is an available exemption from registration. The Company would not register the offer of Series C Shares if and when the Series A Shares become convertible for Series C Shares if an exemption were available therefor.

Question 103.04 of the Staff’s Compliance and Disclosure Interpretations on Securities Act Sections indicates that when a security is convertible or exerciseable within one year, the offering of both the overlying security and the underlying security need to be registered. Furthermore, if the conversion of the overlying security is only at the option of the issuer, the offering of the underlying security must be registered at the time the offer and sale of the convertible security because the investment decision to accept the underlying security is made at the time of the offer and sale of the overlying security. The Company cannot make a determination of when the Series A Shares will be convertible into Series C Shares, if ever, because it does not know how its initial acquisition transaction will be structured. Notwithstanding, because the conversion of the Series A Shares to Series C Shares, if ever permissible, will be at the option of the holder of Series A Shares, a separate investment decision will be made at that time of conversion, and, accordingly, the Company believes a separate registration (or offer pursuant to an exemption) is appropriate.

As noted above, if and when the Series A Shares are convertible into Series C Shares, investors will be making a new investment decision in the form of retaining their Series A Shares and the right to redeem their shares, or to convert to Series C Shares and waive their redemption rights in order to facilitate the consummation of the initial acquisition transaction. The Company believes that holders of Series A Shares will elect to convert to Series C Shares on a one-for-one basis if they believe the terms of the initial acquisition transaction are favorable to investors.

The Offering, page 10

Redemption rights for our public shareholders, page 16

9.	Please revise the second bullet point on page 17 to clarify that you will commence the tender offer by filing tender offer documents in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act and that these documents would include the same information about the target business as would be contained in the Form 6-K. We note your disclosure on page 70.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 25, 2012 Page 6

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 6 and 16 of the Amended F-1.

Enforceability of Civil Liabilities, page 56

10.	Please identify your U.S. agent for service.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 56 of the Amended F-1 to identify the Company’s U.S. agent for service.

Taxation, page 144

U.S. Federal Income Taxation, page 144

11.	Please revise the first sentence to clarify that the discussion of material income tax consequences is the opinion of counsel.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 145 of the Amended F-1 to clarify that the material U.S. federal income tax consequences discussed in this section are the opinion of counsel.

Report of Independent Registered Public Accounting Firm, page F-2

12.	In the last paragraph of the audit report, a cross reference to Notes 1 and 3 to your financial statements is made with respect to a description of management’s plans regarding matters that raise substantial doubt about the Company’s ability to continue as a going concern. However, Note 3 to your financial statements contains a summary of significant accounting policies. Please revise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page F-2 of the Amended F-1 to correctly cross-reference Notes 1 and 2 to the financial statements.

Exhibits Index

13.	Please revise to remove the words “form of” from the descriptions of the tax opinions as counsel is required to provide finalized tax opinions

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page II-2 of the Amended F-1 to remove the words “form of” from the descriptions of the tax opinions.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 25, 2012 Page 7

Exhibit 8.1

14.	Please revise to remove the last two sentences on page 1. We note that shareholders are entitled to rely on your opinion.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to remove the last two sentences on page 1 of Exhibit 8.1 of the Amended F-1.

Exhibit 8.2

15.	Please revise to remove the last sentence of the first paragraph on page 3. We note that shareholders are entitled to rely on your opinion.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to remove the last sentence of the first paragraph on page 3 of Exhibit 8.2 of the Amended F-1.

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Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 25, 2012 Page 8

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP